United States securities and exchange commission logo





                              January 20, 2022

       Marc Wiener
       Chief Executive Officer
       Optimus Healthcare Services, Inc.
       1400 Old Country Road - Suite 304
       Westbury, NY 11590

                                                        Re: Optimus Healthcare
Services, Inc.
                                                            Registration
Statement of Form S-1
                                                            Filed December 22,
2021
                                                            File No. 333-261849

       Dear Mr. Wiener:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement of Form S-1

       Cover Page

   1. We note your disclosure in the Risk Factors that "[y]our executive officers and directors have the ability to
significantly influence matters submitted to [y]our stockholders for approval." Please
clearly state in your prospectus cover page, Summary of Risks and Risk
                                                        Factors that your
executive officers will be able to exercise significant influence over all matters requiring
shareholder approval following the offering and disclose their percentage of voting
power.
       Risk Factors, page 8

   2.                                                   Please include
appropriate risk factor disclosure addressing any conflicts of interest involving your
executive officers and/or directors. For instance, we note your disclosure
 Marc Wiener
FirstName  LastNameMarc  Wiener
Optimus Healthcare Services, Inc.
Comapany
January 20,NameOptimus
            2022         Healthcare Services, Inc.
January
Page 2 20, 2022 Page 2
FirstName LastName
         on page 31 that your chief executive officer, Mr. Marc Wiener owns and controls
         Vaccination Rx, an entity which the Company has agreed to acquire for 250,000 shares of
         the Company   s common stock and $350,000. Please address any risks
investors should
         consider in light of Mr. Wiener   s position and include appropriate
disclosure in
         the Management section, or tell us why you are not required to do so.
3. Please revise to include a separate risk factor describing your capital structure, including the different authorized classes of common stock, and explaining the nature of the disparate voting rights, including the number of votes per share to which each class is entitled. Please also add disclosure on your prospectus cover page discussing the disparate voting rights of your Series A and Series B Preferred Stock.
To service our indebtedness and other obligations, we will require a significant amount of cash., page 9

4. To provide additional context for investors, please expand your discussion here and in your Liquidity and Capital Resources section to disclose the amount of cash you have on hand as of a recent date, quantify your indebtedness and provide an estimate of the amount of money needed to accomplish your goals over the next twelve months. Also disclose the estimated amount of fees and expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
PainScript, page 23

5.       Please briefly describe the underlying assumptions of the    market
research    you state is
         the basis for your beliefs regarding chronic pain patients, including that there are 23
         million chronic severe pain patients and approximately 18     20
million chronic pain
         patients currently in treatment; and that there are approximately 7-10.5 million patients with substance use disorder of which approximately 1-2 million are currently in treatment.
Recent Development, page 24

6. Please discuss any conditions, material affects and risks to the Company in connection with the March 25, 2001 agreement between Optimus Health and Painscript, involving an
         exchange for an aggregate of 2,000,000 shares of the Company   s
common stock,
         including shares issuable upon satisfaction of certain milestones. For example, please discuss the milestones, quantify the number of shares that may be issued upon satisfaction of such milestones and discuss the time period covered by this agreement. To the extent material, please also file the agreement as an exhibit. Refer to Item 601(b)(10) of
         Regulation S-K.
Results of Operations, page 25

7. Please expand your discussion to provide a quantified analysis of the significant drivers of the material changes in gross margin.
 Marc Wiener
FirstName  LastNameMarc  Wiener
Optimus Healthcare Services, Inc.
Comapany
January 20,NameOptimus
            2022         Healthcare Services, Inc.
January
Page 3 20, 2022 Page 3
FirstName LastName



Liquidity and Capital Resources, page 27

8. Please revise here, in your Prospectus Summary and Risk Factors, to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern.
         Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing. As a related matter, disclose here an estimate of the financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements and describe specific
         plans management has evaluated or implemented, including the    cost
saving efforts,    to
         raise necessary financing for future operations, including timing. For further guidance on the discussion of liquidity and capital resources refer to Securities Act Release 33-8350
            Interpretation: Commission Guidance Regarding Management's Discussion and Analysis
         of Financial Condition and Results of Operations.
Management, page 37

9. Please revise your disclosure to more specifically describe your officers' and directors'
         principal occupations and employment during the past five years. For example, please clarify the business experience and dates of employment for Chief Executive Officer,
         Marc Wiener and your President, Dan Cohen. Please refer to Item 401(e) of Regulation S-
         K.
Executive Compensation, page 39

10.      We note your disclosure that    As of December 31, 2020, we did not
pay any
         compensation to our Named Executive Officers.    Please revise your
disclosure to provide
         executive compensation information for your most recent completed fiscal year. Refer to
         Item 402 of Regulation S-K.
Plan of Distribution, page 47

11. We note your statement on page 47 regarding Plan of Distribution that [t]he Selling
         Stockholders and any broker-dealers or agents that are involved in selling the securities
         may be deemed to be    underwriters    within the meaning of the
Securities Act in
         connection with such sales    and your disclosure on page 20 that
"Rule 144 is not currently
         available to [you]." In this regard, we note that you were previously a shell company. As Rule 144 is not available to you, each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Please revise your disclosure here, and in your prospectus cover page, to indicate that
         the selling shareholders    are    underwriters and clarify that the
shares will be sold at a
         fixed price for the duration of the offering. In this regard, we note your disclosure that your shares will be sold "at a fixed price of $1.50 per share until [y]our common stock is listed or quoted on an established public trading market."
 Marc Wiener
FirstName  LastNameMarc  Wiener
Optimus Healthcare Services, Inc.
Comapany
January 20,NameOptimus
            2022         Healthcare Services, Inc.
January
Page 4 20, 2022 Page 4
FirstName LastName
Description of Securities, page 49

12. In light of your disparate voting rights, please revise your disclosure as follows:

                Please disclose the percentage of outstanding shares the Series A and Series B preferred stock shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.
                Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Series A and Series B preferred stock shareholders might consider in their best interest.
                Further, please disclose your controlling shareholder(s) ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
                In addition, please disclose that future issuances of Series A and Series B preferred shares may be dilutive to common stock shareholders.
Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended
September 30, 2021
5. Reverse merger, page F-11

13. We note from your disclosure that on September 1, 2021, Optimus exchanged $425,000 of debt it had loaned to CRAAC for 425,000 shares of CRAAC stock which increased your ownership percentage of CRAAC from 51% to 99.88%. Please tell us how you accounted for the increase in your ownership of CRAAC and how the reduction in non-controlling interest is reflected in your consolidated statement of changes in
stockholders    equity.
         Please refer to the guidance in ASC 810-10-50-1d.
6. Business acquisition, page F-12

14. Please tell us how you considered the guidance in Rule 3-05 of Regulation S-X as it relates to providing the financial statements of AdhereRx.
15. Please disclose the qualitative description of the factors that make up the goodwill recognized in the AdhereRx acquisition. Please refer to the guidance in ASC 805-30-50-
         1a.
16. We note from the disclosure on page 2 that PainScript is a telehealth company that leverages a telehealth and compliance technology software-as-a-service platform. Please tell us how you considered the guidance in ASC 805-20-25-10 in your purchase price allocation.
17. We note your disclosure that on March 25, 2021, you acquired 100% of the outstanding equity interests in Adherx Corporation in exchange for an aggregate of 2,000,000 shares
         of the Company   s common stock, including shares issuable upon
satisfaction of certain
         milestones. Please tell us how you considered the guidance in ASC 805-30-25-5 as it
 Marc Wiener
Optimus Healthcare Services, Inc.
January 20, 2022
Page 5
         relates the shares that will be issued upon satisfaction of certain milestones.
13. Convertible Notes Payable, page F-15

18. Please disclose the method you utilized to value the financial instruments issued with the convertible note and to allocate the convertible note proceed to them. Please cite the specific authoritative literature you utilized to support your accounting treatment.
19. It appears from the disclosure here that the company recorded a beneficial conversion feature of $982,547 related to the convertible notes payable issued in May 2021. This appears to be inconsistent with the disclosure on page F-10 which states the company does not have any BCFs. Please clarify or revise.
Consolidated Balance Sheets for the Fiscal Year Ended December 31, 2020, page
F-18

20.      Please tell us why you present negative balance in    additional paid
in capital.
Notes to Consolidated Financial Statements
1. Nature of operations, page F-22

21. We note your disclosure that on December 28, 2020, you acquired 100% of the outstanding equity interests in Optimus Healthcare Services, Inc., a Delaware corporation, which owns 51% of Clinical Research Alliance Acquisition Corp., which owns 100% of the outstanding equity interests in Clinical Research Alliance, Inc.. Please tell us the following:

                When was Optimus Healthcare Services, Inc. incorporated and what were the operations of this entity prior to the December 28, 2020 acquisition.
                When did Optimus Healthcare Services, Inc. acquire a 51% interest in Clinical
              Research Alliance Acquisition Corp. and how was this transaction accounted for.
              Please cite the specific authoritative literature you utilized to support your accounting treatment.
                We note from the disclosure on page 3 that on November 25, 2020, Clinical Research
              Alliance Acquisition Corp. acquired 100% of the outstanding equity interests in
              Clinical Research Alliance, Inc.. Please tell us how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.
2. Summary of Significant Accounting Policies
Revenue recognition, page F-23
FirstName LastNameMarc Wiener
22. Please disclose your revenue recognition policy for each type of revenues you generate
Comapany   NameOptimus
       and expect          Healthcare
                   to generate         Services,
                               in the near future.Inc.
                                                   In addition, please provide
the disclosures
       required in ASC
January 20, 2022 Page 5  606-10-50.
FirstName LastName
 Marc Wiener
FirstName  LastNameMarc  Wiener
Optimus Healthcare Services, Inc.
Comapany
January 20,NameOptimus
            2022         Healthcare Services, Inc.
January
Page 6 20, 2022 Page 6
FirstName LastName
Recent Accounting Pronouncements, page F-26

23. We note your disclosure here that the company has adopted ASC 842 effective January 1,
         2019 and currently has no leases. This appears to be inconsistent with the disclosure on page 36 that states the company has a seven year lease for office space. Please clarify or revise to provide the disclosures required under ASC 842.
4. Going Concern, page F-27

24. Please clearly state whether there is a substantial doubt about your ability to continue as a going concern within one year of the financial statements. Please refer to the guidance in
         ASC 205-40-50-13.
Item 16. Exhibits and Financial Statements Schedules, page II-4

25. Please obtain and file a letter from your independent accountant that acknowledges awareness of their review report on unaudited interim financial information in your registration statement. Refer to Item 601(B)(15) of Regulation S-K. General

26. Please expand your disclosure in the Prospectus Summary, Risk Factor, and elsewhere as appropriate, as you do in your Results of Operation, to discuss the material effects that
         COVID-19 has had on your results of performance and operations. Specifically, please revise these sections to expand and quantify your disclosure. As examples only, quantify
         the    [s]ignificant reductions in demand,    the impact that the
inability to meet consumers
         and customers    needs and supply disruptions had on your business,
and the failure to
         achieve costs targets in 2020 as compared to appropriate periods. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods. Please refer to CF Disclosure Guidance:
Topic No. 9, which is
         available on our website.
27. We note references to your PPP loan throughout your registration statement. Please describe the material terms of the PPP loan, including quantifying the amounts received under this program, the requirements for loan forgiveness and whether you expect to meet such requirements. Also, please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Marc Wiener
Optimus Healthcare Services, Inc.
January 20, 2022
Page 7

       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc Wiener
                                                          Division of
Corporation Finance
Comapany NameOptimus Healthcare Services, Inc.
                                                          Office of Trade &
Services
January 20, 2022 Page 7
cc:       Stephen Cohen
FirstName LastName